Filed pursuant to Rule 433

Issuer Free Writing Prospectus, dated June 21, 2021

Supplementing the Preliminary Prospectus Supplement, dated June 21, 2021

Registration No. 333-226709

HCA Inc.

$850,000,000 2 3/8% Senior Secured Notes due 2031 (the “2031 notes”)

$1,500,000,000 3 1/2% Senior Secured Notes due 2051 (the “2051 notes”)

(collectively, the “notes”)

Pricing Supplement

Pricing Supplement dated June 21, 2021 to HCA Inc.’s Preliminary Prospectus Supplement dated June 21, 2021. This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Financial information presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by changes described herein. Capitalized terms used in this Pricing Supplement but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Terms Applicable to the 2031 notes

Issuer	HCA Inc.

Aggregate Principal Amount	$850,000,000

Title of Security	2 3/8% Senior Secured Notes due 2031

Maturity Date	July 15, 2031

Spread to Treasury	95 basis points

Benchmark Treasury	UST 1.625% due May 15, 2031

Benchmark Treasury Price & Yield	101-06+ / 1.494%

Coupon	2 3/8%

Public Offering Price	99.388% plus accrued interest, if any, from June 30, 2021

Yield to Maturity	2.444%

Interest Payment Dates	January 15 and July 15 of each year, beginning on January 15, 2022

Record Dates	January 1 and July 1 of each year

Gross Proceeds	$844,798,000

Net Proceeds to Issuer before Expenses	$839,273,000

CUSIP/ISIN Numbers	CUSIP: 404119 CC1 ISIN: US404119CC14

Optional Redemption

Prior to April 15, 2031, the 2031 notes will be redeemable, at our option, at any time in whole or from time to time in part, at a redemption, or “make-whole,” price equal to the greater of:

(i) 100% of the aggregate principal amount of the 2031 notes to be redeemed, and

(ii)  an amount equal to the sum of the present value of (a) the payment on April 15, 2031 of principal of the 2031 notes to be redeemed and (b) the payment of the remaining scheduled payments through April 15, 2031 of interest on the 2031 notes to be redeemed (excluding accrued and unpaid interest to the redemption date and subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date) discounted from their scheduled date of payment to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using a discount rate equal to the Treasury Rate plus 15 basis points plus, in each of (i) and (ii) above, accrued and unpaid interest, if any, to such redemption date.

On and after April 15, 2031, the 2031 notes will be redeemable, at our option, at any time in whole or from time to time in part, at a redemption price equal to 100% of the principal amount of such 2031 notes plus accrued and unpaid interest, if any, to such redemption date.

Terms Applicable to the 2051 notes

Issuer	HCA Inc.

Aggregate Principal Amount	$1,500,000,000

Title of Security	3 1/2% Senior Secured Notes due 2051

Maturity Date	July 15, 2051

Spread to Treasury	140 basis points

Benchmark Treasury	UST 1.825% due February 15, 2051

Benchmark Treasury Price & Yield	94-15 / 2.127%

Coupon	3 1/2%

Public Offering Price	99.501% plus accrued interest, if any, from June 30, 2021

Yield to Maturity	3.527%

Interest Payment Dates	January 15 and July 15 of each year, beginning on January 15, 2022

Record Dates	January 1 and July 1 of each year

Gross Proceeds	$1,492,515,000

Net Proceeds to Issuer before Expenses	$1,479,390,000

CUSIP/ISIN Numbers	CUSIP: 404119 CB3 ISIN: US404119CB31

Optional Redemption

Prior to January 15, 2051, the 2051 notes will be redeemable, at our option, at any time in whole or from time to time in part, at a redemption, or “make-whole,” price equal to the greater of:

(i) 100% of the aggregate principal amount of the 2051 notes to be redeemed, and

(ii)  an amount equal to the sum of the present value of (a) the payment on January 15, 2051 of principal of the 2051 notes to be redeemed and (b) the payment of the remaining scheduled payments through January 15, 2051 of interest on the 2051 notes to be redeemed (excluding accrued and unpaid interest to the redemption date and subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date) discounted from their scheduled date of payment to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using a discount rate equal to the Treasury Rate plus 25 basis points plus, in each of (i) and (ii) above, accrued and unpaid interest, if any, to such redemption date.

On and after January 15, 2051, the 2051 notes will be redeemable, at our option, at any time in whole or from time to time in part, at a redemption price equal to 100% of the principal amount of such 2051 notes plus accrued and unpaid interest, if any, to such redemption date.

Terms Applicable to the notes

Change of Control	Upon certain change of control events, each Holder may require the Issuer to repurchase at 101%, plus accrued and unpaid interest, if any.

Trade Date	June 21, 2021

Use of Proceeds

We estimate that our net proceeds from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $2,314,663,000.

We intend to use a combination of cash and the net proceeds from this offering and from the Credit Agreement Transactions to repay all or a portion of our outstanding $1.455 billion senior secured term loan B-12 facility and $1.131 billion senior secured term loan B-13 facility, and for general corporate purposes.

Denominations	$2,000 and integral multiples of $1,000

Form of Offering	SEC Registered (Registration No. 333-226709)

Joint Book-Running Managers

BofA Securities, Inc.

Wells Fargo Securities, LLC

Citigroup Global Markets Inc.

Goldman Sachs & Co. LLC

Morgan Stanley & Co. LLC

RBC Capital Markets, LLC

SMBC Nikko Securities America, Inc.

Truist Securities, Inc.

Barclays Capital Inc.

Capital One Securities, Inc.

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

Co-Managers	Credit Agricole Securities (USA) Inc. Fifth Third Securities, Inc. Scotia Capital (USA) Inc.
BNP Paribas Securities Corp. Deutsche Bank Securities Inc. MUFG Securities Americas Inc. Regions Securities LLC PNC Capital Markets LLC

Settlement Date

June 30, 2021 (T+7)

We expect that delivery of the notes will be made to investors on or about June 30, 2021, which will be the seventh business day following the date of this pricing term sheet (such settlement being referred to as “T+7”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the delivery of the notes hereunder will be required, by virtue of the fact that the notes initially settle in T+7, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their advisors.

The issuer has filed a registration statement (including a prospectus and a related preliminary prospectus supplement) with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents HCA Healthcare, Inc. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the preliminary prospectus supplement and accompanying prospectus may be obtained from either BofA Securities, Inc., NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte NC 28255-0001, Attn: Prospectus Department, by telephone (800) 294-1322 or by emailing: dg.prospectus_requests@bofa.com or Wells Fargo Securities, LLC, 608 2nd Avenue South, Suite 1000, Minneapolis, MN 55402, Attn: WFS Customer Service, by telephone 1-800-645-3751 or by emailing wfscustomerservice@wellsfargo.com.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information in such preliminary prospectus supplement and the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.